FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza granted FDA Priority Review for OlympiA

30 November 2021 07:00 GMT

Lynparza granted Priority Review in the US for
BRCA-mutated HER2-negative high-risk early breast cancer

First medicine targeting BRCA mutations to show clinical benefit in adjuvant setting

AstraZeneca's supplemental New Drug Application (sNDA) for Lynparza (olaparib) has been accepted and granted Priority Review in the US for the adjuvant treatment of patients with BRCA-mutated (BRCAm) HER2-negative high-risk early breast cancer who have already been treated with chemotherapy either before or after surgery.

Lynparza is being jointly developed and commercialised by AstraZeneca and MSD.

The Food and Drug Administration (FDA) grants Priority Review to applications for medicines that offer significant advantages over available options by demonstrating safety or efficacy improvements, preventing serious conditions, or enhancing patient compliance.1 The Prescription Drug User Fee Act date, the FDA action date for their regulatory decision, is during the first quarter of 2022.

Breast cancer is now the most diagnosed cancer worldwide with an estimated 2.3 million patients diagnosed in 2020.2 Nearly 91% of all breast cancer patients are diagnosed at an early stage of disease and BRCA mutations are found in approximately 5% of patients.3,4,5

The sNDA was based on results from the OlympiA Phase III trial presented during the 2021 American Society of Clinical Oncology Annual Meeting and simultaneously published in The New England Journal of Medicine.

These results showed Lynparza demonstrated a statistically significant and clinically meaningful improvement in invasive disease-free survival (iDFS), reducing the risk of invasive breast cancer recurrence, second cancers or death by 42% versus placebo (based on a hazard ratio of 0.58; 99.5% confidence interval 0.41-0.82; p<0.0001). The safety and tolerability profile of Lynparza in this trial was in line with that observed in prior clinical trials.

Lynparza is approved in the US, EU, Japan and several other countries for the treatment of patients with germline BRCAm, HER2-negative, metastatic breast cancer previously treated with chemotherapy based on results from the OlympiAD Phase III trial. In the EU, this indication also includes patients with locally advanced breast cancer.

Notes

Early breast cancer
Early breast cancer is defined as disease confined to the breast with or without regional lymph node involvement, and the absence of distant metastatic disease.6 The 5-year survival rate is 99% for localised breast cancer (only found in the breast area) and 86% for regional breast cancer (cancer that has spread outside the breast to nearby structures or lymph nodes).3 Despite advancements in the treatment of early breast cancer, up to 30% of patients with high-risk clinical and/or pathologic features, such as BRCA mutations, recur within the first few years.7,8

Breast cancer is one of the most biologically diverse tumour types with various factors fuelling its development and progression.9 The discovery of biomarkers in the development of breast cancer has greatly impacted scientific understanding of the disease.10

OlympiA
OlympiA is a Phase III, double-blind, parallel group, placebo-controlled, multicentre trial testing the efficacy and safety of Lynparza tablets versus placebo as adjuvant treatment in patients with germline BRCAm high-risk HER2-negative early breast cancer, who have completed definitive local treatment and neoadjuvant or adjuvant chemotherapy.11

The primary endpoint of the trial is iDFS defined as time from randomisation to date of first loco-regional or distant recurrence or new cancer or death from any cause.11

The OlympiA Phase III trial is led by the Breast International Group (BIG) in partnership with the Frontier Science & Technology Research Foundation (FSTRF), NRG Oncology, AstraZeneca and MSD.11

BRCA
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role maintaining the genetic stability of cells.11

When either of these genes is mutated or altered such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer and confer sensitivity to PARP inhibitors including Lynparza.12-15

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR pathway.

Lynparza is currently approved in a number of countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer. It is approved in the US, the EU, Japan, China, and several other countries as 1st-line maintenance treatment of BRCA-mutated advanced ovarian cancer following response to platinum-based chemotherapy.

It is also approved in the US, EU and Japan as a 1st-line maintenance treatment with bevacizumab for patients with HRD-positive advanced ovarian cancer (BRCAm and/or genomic instability).

Lynparza is approved in the US, Japan, and a number of other countries for germline BRCA-mutated, HER2-negative, metastatic breast cancer, previously treated with chemotherapy; in the EU, this includes locally advanced breast cancer.

It is also approved in the US, the EU, Japan and several other countries for the treatment of germline BRCAm metastatic pancreatic cancer.

Lynparza is approved in the US for HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm and other HRR gene mutations) and in the EU and Japan for BRCAm metastatic castration-resistant prostate cancer.

Regulatory reviews are underway in several countries for ovarian, breast, pancreatic and prostate cancers. Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, has been used to treat over 40,000 patients worldwide.

Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types.

Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US (known as MSD outside the US and Canada) announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex (fulvestrant) and Zoladex (goserelin) and the next-generation selective estrogen receptor degraders (SERD) and potential new medicine camizestrant (formerly known as AZD9833).

Lynparza is a targeted treatment option for metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD continue to research Lynparza in early and metastatic breast cancer patients with a BRCA mutation.

Building on the first approval of Enhertu (trastuzumab deruxtecan), a HER2-directed antibody-drug conjugate (ADC), in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings. Results from the DESTINY-Breast03 Phase III trial showed that Enhertu significantly improved progression-free survival in patients with HER2-positive metastatic breast cancer.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi (durvalumab) in combination with other oncology medicines, including Lynparza and Enhertu, assessing the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1. US Food and Drug Administration. Priority Review. Available at: https://www.fda.gov/patients/fast-track-breakthrough-therapy-accelerated-approval-priority-review/priority-review. Accessed November 2021.
2. GLOBOCAN. Breast Cancer. Available at https://gco.iarc.fr/today/data/factsheets/cancers/20-Breast-fact-sheet.pdf. Accessed November 2021.
3. Cancer.org. Survival rates for breast cancer. Available at https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-survival-rates.html. Accessed November 2021.
4. De Talhouet S, et al. Clinical outcome of breast cancer in carriers of BRCA1 and BRCA2 mutations according to molecular subtypes. Scientific Reports. 2020;10:7073.
5. Cancer.gov. Early-stage breast cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/early-stage-breast-cancer. Accessed November 2021.
6. WHO. Early stage breast cancer. Available at https://www.who.int/selection_medicines/committees/expert/20/applications/EarlyStageBreast.pdf?ua=1. Accessed November 2021.
7. Johnston S, et al. Abemaciclib Combined With Endocrine Therapy for the Adjuvant Treatment of HR+, HER2-, Node-Positive, High-Risk, Early Breast Cancer (monarchE). J Clin Oncol. 2020;38(34):3987-3998.
8. Smith KL, Isaacs C. BRCA mutation testing in determining breast cancer therapy. Cancer J. 2011;17(6):492-499. doi:10.1097/PPO.0b013e318238f579
9. Yersal O, and Barutca S. Biological Subtypes of Breast Cancer: Prognostic and therapeutic implications. World J Clin Oncol. 2014;5(3):412-424.
10. Rivenbark A, et al. Molecular and Cellular Heterogeneity in Breast Cancer: Challenges for Personalized Medicine. Am J Pathol. 2013;183(4):1113-1124.
11. ClinicalTrials.gov. Olaparib as Adjuvant Treatment in Patients with Germline BRCA Mutated High Risk HER2 Negative Primary Breast Cancer (OlympiA). Available at https://clinicaltrials.gov/ct2/show/NCT02032823. Accessed November 2021.
12. Roy R, et al. BRCA1 and BRCA2: Different Roles in a Common Pathway of Genome Protection. Nat Rev Cancer. 12(1):68-78.
13. Wu J, et al. The Role of BRCA1 in DNA Damage Response. Protein Cell. 2010;1(2):117-123.
14. Gorodetska I, et al. BRCA Genes: The Role in Genome Stability, Cancer Stemness and Therapy Resistance. J Cancer. 2019;10(9):2109-2127.
15. Li H, et al. PARP Inhibitor Resistance: The Underlying Mechanisms and Clinical Implications. Mol Cancer. 2020;19:107.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 November 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary